1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

May 23, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of three new portfolios of the Fund, Emerging Markets External Debt Portfolio, Multi-Asset Portfolio and Total Emerging Markets Portfolio (collectively, the “Portfolios”), filed with the Commission on March 9, 2012.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 107 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 23, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2.    The Fund has reviewed the risk disclosure in the Prospectuses and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information About the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest.

Comment 3.

Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.    We confirm that the Fund has considered and determined that each Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.	Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4. The font size complies with the requirements of Rule 420.

Comment 5.	Please note that the following comments apply to each Portfolio, as applicable, and that changes, if any, should be made accordingly

Response 5. We note that the comments to the Prospectuses apply to each Portfolio, as applicable, and the changes, if any, will be made accordingly

COMMENTS TO THE EMERGING MARKETS EXTERNAL DEBT PORTFOLIO PROSPECTUS

Comment 6.	Please confirm supplementally what is meant by “External Debt” in the name of the Portfolio.

Response 6.     “External Debt” refers to debt denominated in a currency other than the local/domestic currency of the issuer. As stated in the Prospectus under the sections entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio—Process,” at least 80% of the Portfolio’s assets will be invested in U.S. dollar-denominated debt securities of issuers located in emerging market countries.

Comment 7.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 7. This line item is not applicable to the Portfolio at this time.

Comment 8.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 8. There is currently no provision for the recoupment or recapture of waived fees.

Comment 9.	Please confirm supplementally that the fee waiver contract has been filed with the Commission.

Response 9. The provisions of the fee waiver are set forth in the Prospectus. There is no separate fee waiver contract to be filed with the Commission.

Comment 10.

The penultimate sentence of the third paragraph under the section entitled “Portfolio Summary—Principal Investment Strategies” states that the Portfolio may sell securities short. Please confirm supplementally whether the Portfolio maintains significant short positions and if so, please revise the fee table to include a line item disclosing the Portfolio’s dividend expenses paid and stock loan fees on securities sold short.

Response 10. The Portfolio does not currently intend to maintain significant short positions to necessitate adding a line item to the fee table.

Comment 11.

Disclosure in the third paragraph under the section entitled “Details of the Portfolio—Process” states that the Portfolio’s holdings will not be subject to any minimum credit rating standard. Please clarify whether the securities in which the Portfolio may invest include defaulted securities.

Response 11.    As disclosed in the section of the Prospectus entitled “Details of the Portfolio—Risks,” the Portfolio may invest in high yield securities which are currently in default on principal or interest payments.

Comment 12.

Disclosure in the fifth paragraph under the section entitled “Details of the Portfolio—Process” discusses the Portfolio’s three prong test for determining when an issuer is deemed to be located in an emerging market country. Please explain to the Staff how the first and third prongs of the test necessarily tie an issuer economically to an emerging market country.

Response 12.    In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Portfolio’s “economically tied” test are valid for determining whether issuers are operating in a particular country. See Investment Company Act Release No. 22530 (Feb. 27, 1997). We concur with the Commission’s view on this point. With respect to the first prong, we believe that trading on a stock exchange in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of that country, such as economic growth, interest rates and rates of inflation. With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer. Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1. We have added additional disclosure to clarify that an issuer could be deemed to be from more than one emerging market country under the current three prong test.

Comment 13.

The disclosure in the last paragraph of the section entitled “Details of the Portfolio—Process” states that “[d]erivative instruments used by the Portfolio will be counted toward the 80% investment policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.” Please include this disclosure in the Portfolio Summary section.

Response 13. The disclosure has been included as requested.

Comment 14.

Disclosure in the third paragraph under the section entitled “Details of the Portfolio—Risks” refers to fixed income securities that hold certain ratings. Please include a ratings appendix in the Prospectus.

Response 14. We respectfully acknowledge your comment; however, we note that the ratings appendix is included as an appendix to the Statement of Additional Information.

Comment 15.

The disclosure in the second paragraph of the section entitled “Additional Information About the Portfolio’s Investment Strategies and Related Risks—Emerging Market Risks” discusses the Portfolio’s investments in microfinance loans. Please supplementally confirm whether the Portfolio is making these loans and additionally, how the Portfolio is accessing this market.

Response 15.    The Portfolio does not make microfinance loans. Rather, the Portfolio accesses the microfinance loan market in emerging market countries through investment in microfinance institutions that engage in microlending in emerging market countries.

COMMENTS TO THE TOTAL EMERGING MARKETS PORTFOLIO PROSPECTUS

Comment 16.	Please confirm supplementally what is meant by “Total” in the name of the Portfolio.

Response 16.    “Total,” as used in the Portfolio’s name, refers to the Portfolio’s investments in Underlying Funds that have significant exposure to both equity and fixed income securities of issuers located in a variety of emerging market countries.

Comment 17.

The disclosure in the second sentence of the first paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” states that Portfolio may also invest, to a lesser extent, in individual equity and fixed income securities. Please disclose the types of equity and fixed income securities in which the Portfolio may invest.

Response 17.    We respectfully acknowledge your comment and we note that the requested disclosure is currently included in the section entitled “Additional Information about the Portfolio’s Investment Strategies and Risks.”

Comment 18.	The disclosure in the last paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” states that Portfolio may invest in sovereign debt. Please define “sovereign debt.”

Response 18.    Debt obligations known as “sovereign debt” are obligations of governmental issuers in emerging market or developing countries and industrialized countries. Sovereign debt is defined and further described in the section of the Prospectus entitled “Details of the Portfolio—Risks.”

Comment 19.

Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. As a result, please delete the last sentence in the first paragraph in the section of the Prospectus entitled “Portfolio Summary—Purchase and Sale of Fund Shares.”

Response 19. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Form N-1A.

Comment 20.

The disclosure in the second sentence of the introductory paragraph to the table that lists the Underlying Funds in the section entitled “Details of the Portfolio—Process” states that “[f]rom time to time the Adviser may select new or different Underlying Funds other than those listed below without prior approval of or prior notice to shareholders.” Please confirm that the Underlying Funds included in the table are the only Underlying Funds in which the Portfolio currently intends to invest.

Response 20.    We confirm that the list of Underlying Funds in the table located in the section entitled “Details of the Portfolio—Process” contains all of the Underlying Funds in which the Portfolio currently intends to invest.

Comment 21.

The disclosure in the fourth paragraph of the section entitled “Details of the Portfolio—Risks” states that the Portfolio’s investments are concentrated in the Underlying Funds. Please clarify that the Portfolio’s investments are concentrated in affiliated Underlying Funds (Emphasis added).

Response 21.    We respectfully acknowledge your comment; however, we do not believe additional disclosure is necessary as the term “Underlying Fund” is defined as a fund “advised by the Adviser or its affiliates.”

Comment 22.

The disclosure in the second paragraph of the section entitled “Details of the Portfolio—Risks” states that “unless stated otherwise, any reference in this section only to the “Portfolio” includes the Portfolio and/or the Underlying

Funds.” Please consider revising this section to clarify when references should be to the Portfolio and/or the Underlying Funds.

Response 22.    We respectfully acknowledge your comment; however, we believe that the disclosure as stated is appropriate because the principal risks of investing in the Portfolio include risks from direct investment and indirect exposure through investment in the Underlying Funds.

COMMENTS TO THE MULTI-ASSET PORTFOLIO PROSPECTUS

Comment 23.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 23. This line item is not applicable to the Portfolio at this time.

Comment 24.

The disclosure in the first sentence of the first paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” states that [t]he Adviser seeks to achieve the Portfolio’s investment objective by investing primarily in a blend of equity and fixed income securities of U.S. and non-U.S. issuers.” Please describe the types of equity and fixed income securities in which the Portfolio may invest.

Response 24.    We respectfully acknowledge your comment and we note that the requested disclosure is currently included in the section entitled “Additional Information about the Portfolio’s Investment Strategies and Risks.”

Comment 25.

The third sentence of the second paragraph under the section entitled “Portfolio Summary—Principal Investment Strategies” states that “[t]he Adviser seeks to manage risk through tactical asset allocation, hedging and the taking of short positions through the use of derivatives.” Please confirm supplementally whether the Portfolio maintains significant short positions and if so, please revise the fee table to include a line item disclosing the Portfolio’s dividend expenses paid and stock loan fees on securities sold short.

Response 25.    As disclosed in the Prospectus and noted above, the Portfolio may take short positions through the use of derivatives. The Portfolio does not; however, engage in the short selling of securities. Accordingly, the line item to the fee table regarding dividend expenses paid and stock loan fees on securities sold short is not necessary.

Comment 26.

The first sentence of the third paragraph under the section entitled “Portfolio Summary—Principal Investment Strategies” states that “[t]he Portfolio may invest in real estate investment trusts (“REITs”) and similar entities established outside the United States (“foreign real estate companies”). Unless disclosed elsewhere in the Prospectus, please state that Portfolio will incur duplicative investment management fees and other expenses.

Response 26.    We respectfully acknowledge your comment; however, we note that the disclosure in the sections entitled “Portfolio Summary—Principal Risks—REITs and Foreign Real Estate Companies” and “Details of the Portfolio—Risks” states that the Portfolio indirectly bears REIT and foreign real estate company management expenses along with the direct expenses of the Portfolio.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 27.

With respect to Fundamental Investment Restriction #5 regarding borrowing, consider adding explanatory language following the restrictions that states clearly the Portfolios’ policy regarding borrowing.

Response 27.    We respectfully acknowledge your comment; however, we note that an explanation of the Portfolios’ policy regarding borrowing is included in the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Other Securities and Investment Strategies—Temporary Borrowing.”

Comment 28.

With respect to Fundamental Investment Restriction #6 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Portfolios’ policy regarding the issuance of senior securities.

Response 28.    We respectfully acknowledge your comment; however, we note that an explanation of the Portfolios’ policy regarding the issuance of senior securities has been included in the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Other Securities and Investment Strategies— Temporary Borrowing.”

Comment 29.	Please confirm that the Portfolios’ concentration policy set forth under Fundamental Investment Restriction #8 complies with the Staff’s position that a concentration policy applies to investments of 25% or more. Please also consider revising the disclosure to state that such policy applies to investments in a particular industry or group of industries (emphasis added).

Response 29.    Although the Portfolios’ concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, the Portfolios will comply with the Staff’s position that a concentration policy applies to investments of 25% or more. With respect to revising the disclosure to indicate that such policy applies to investments in a particular industry or group of industries, we respectfully acknowledge your comment; however, we believe that the current policy is consistent with Section 8(b)(1)(E) of the 1940 Act and Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Mary E. Mullin